82-2000

03 SEP ...



SUPPL

Regent Ventures Ltd.

ANNUAL INFORMATION FORM

June 30, 2003

TABLE OF CONTENTS

REGENT VENTURES LTD.
(the "Issuer")

ANNUAL INFORMATION FORM
for its financial year ended December 31, 2002
containing information as at June 30, 2003

ITEM 1: INCORPORATION

Name and Incorporation

The Issuer was incorporated on September 8, 1986 under the laws of the Province of British Columbia under the name Solo International Resources Ltd. with an authorized capital of 100,000,000 shares without par value by registration of its Memorandum and Articles. On February 1, 1991, the Issuer changed its name to Regent Ventures Ltd., consolidated its share capital on the basis of 1 new share for every 2 old shares and increased its post-consolidation authorized capital to 100,000,000 common shares without par value.

Subsidiaries of the Issuer

The Issuer has no subsidiaries at this time.

ITEM 2: GENERAL DEVELOPMENT OF THE ISSUER'S BUSINESS

The Issuer's principal business from inception has been the acquisition, exploration and development of mineral resource properties. The Issuer's principal mineral interest is the Red Mountain Property situated in the Mayo and Dawson Mining Districts in the Yukon Territory. The Issuer holds a 100% right, title and interest in and to the Red Mountain Property, subject to a 1% net smelter return royalty on part of the claims. (For further particulars on the Red Mountain Property, see "Item 3. Narrative Description of the Business - Mineral Properties - Red Mountain Property, Mayo and Dawson Mining Divisions, Yukon Territory" below.) Due to the depressed prices for gold and the resultant inability for junior resource companies to raise working capital for exploration, the Issuer did not conduct any exploration work on its property from 1996 through 2000. The Issuer was able to raise funds and conducted exploration programs in both 2001 and 2002 as summarized below.

Exploration work, carried out in 2001, consisted of three soil sample lines on the JB claims and a five hole NQ drill program (1280.77 m) on the BX 5 and 7 claims. This work was carried out during August and September 2001 at a cost of approximately $ 285,000.

The first hole drilled in 2001, DDH #01-28, was a step out to a hole drilled in 1994 and yielded the following intercepts:

Drill Hole #	Interval (metres)	Length (metres)	Gold (grams/tonne)
DDH #01-28	78.7 - 88.5	9.8	1.0
	147.3 - 151.1	3.3	19.8*
	186.6 - 196.0	9.4	0.7

* Includes a 1 metre intercept grading 46.07 grams of gold per tonne and a .8 metre intercept grading 33.45 grams of gold per tonne.

The remaining four holes were drilled above the first hole to test this previously untested area. All four holes produced core bearing heavy mineralization which however, on assay, yielded no significant values of gold.

In the summer of 2002, the Issuer continued the exploration program commenced in 2001. The work included chain and compass and GPS gridding, line cutting, ground geophysics (IP mag. VLF) geochemical surveys, geological mapping and diamond drilling all at a cost of $320,000.

The diamond drilling consisted of a total of 950 meters (3145 feet) of NQ core in six holes. Three of these holes were drilled in the Saddle Zone to test extensions of the high grade intervals encountered in previous drilling. Drill hole DD02-35 intersected 2 metres grading 15 grams of gold per tonne (6.7 feet grading 0.47 ounces of gold per ton) at a depth of 210 metres. Drill holes DD02-35, DD02-33 together with DD01-28 (drilled in 2001) also intersected a broad strongly anomalous zone, open at depth, and over 200 metres (650 feet) thick. This zone of significantly anomalous gold values is punctuated by sparse high gold grades associated with veins, faults and silicified breccias.

For further particulars of the exploration work carried out on the Red Mountain Property see the text following the heading "10. Exploration", commencing on page 18 herein. For further particulars of the results of the diamond drilling programs see the text following the heading "11. Drilling" starting on page 26 herein.

In November of 2002, the Issuer entered into an option agreement to acquire 327 mining claims comprising approximately 33,047 acres located in the Raglan District, Ungava, Quebec. The Issuer is in the process of formalizing the agreement and has not conducted any exploration work on the property.

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS

The Issuer has been engaged in the exploration and development of mineral resource interests since its incorporation. Presently, the Issuer's principal mineral interest is a 100% interest in the Red Mountain Property in the Mayo and Dawson Mining Districts, Yukon Territory. As well, the Issuer holds an option to acquire a 100% interest in the Raglan Property located in the Raglan District, Ungava, Quebec.

The operations of the Issuer are managed by its directors and officers. The Issuer engages geological consultants from time to time as required to assist in evaluating its interests and recommending and conducting work programs.

The Issuer's principal mineral resource interest is as follows:

Mineral Properties

Red Mountain Property, Mayo and Dawson Mining Districts, Yukon Territory

The Red Mountain Property is located approximately 380 kilometers northeast of Whitehorse, Yukon and is accessible by helicopter, from Mayo (55 kilometers southeast) or Dawson City (135 kilometers west) or via a

rough four-wheel drive road which leads from the Clear Creek Road to placer gold workings on Hobo Creek, which flows northwest from the property to the South Klondike River. The property consists of 196 claims comprising approximately 4,100 hectares (10,000 acres) located in the Mayo and Dawson Mining Districts, Yukon Territory. The Red Mountain Property is situated in the Tintina Gold Belt of the Yukon and is being explored for gold mineralization.

The Issuer acquired its initial interest in the Red Mountain Property by way of an option on 68 claims referred to as the BX Claims in 1993. The issuer subsequently earned and exercised the option to acquire a 100% right, title and interest in and to the BX Claims, subject to a 1% net smelter returns royalty. The additional 128 claims comprising the Red Mountain Property were acquired by staking.

The Red Mountain Property is the subject of a geological report titled "Technical Report on the 2002 Exploration Program Hobo Creek Property Red Mountain Area, Yukon - Mayo Mining District, Yukon" dated May 26, 2003 prepared for the Issuer by R. Allan Doherty, P.Geo. of Whitehorse, Yukon, (the "Red Mountain Report"). Mr. Doherty and his affiliates and associates are arm's length to the Issuer and its affiliates and associates. Following is an extract from the Red Mountain Report prepared under the authority of R. Allan Doherty, P.Geo.:

"4. PROPERTY DESCRIPTION AND LOCATION

The claims are located 135 km east of Dawson City, Yukon (Figure 1 & 2). The claims, covering an area of approximately 4100 hectares, are centred at approximately 63° 58' N latitude and 136° 45' W longitude within NTS map area 115 P/15.


RED MOUNTAIN
Mayo
0
100 Km

Figure 1. Location map showing Red Mountain property and major Yukon roads and towns.


RED MOUNTAIN
100
0
100 Km

Figure 2. Physiographic regions of Yukon. Red Mountain property is located in the northwestern portion or Stewart Plateau.

The property consists of 196 contiguous unsurveyed two-post quartz claims (Figure 3), staked in accordance with the Yukon Quartz Mining Act. All the claims are in either the Mayo or Dawson Mining District as indicated on Table 1. Current claim status is shown on Yukon Quartz Sheet 115 P-15. At the date of this report, Mining records show all claims registered to Regent Ventures Ltd.

In 2002 expenditures of $320,000 were completed on the Regent Ventures Ltd on the claims, and the results are reported here, and in more detail in an internal report by Fonseca (2002).

In accordance with the Yukon Quartz Mining Act, yearly extensions to the expiry dates of quartz claims are dependent upon conducting $100 of work per claim or paying the equivalent cash in lieu of work. Work must be filed in the year the work was completed. Excess work can be used to extend expiry dates up to maximum of four years. Assessment costs can be applied to adjoining claims through filing grouping certificates. Filing a statement of work and costs and submission of an assessment report to the Mayo Mining Recorder verifying completion of the work, are also required no later than six months after the anniversary date of the claim.

The Claim data as of May 26, 2003 are as follows:

TABLE 1 **Red Mountain Claim Data**

CLAIM NAME	GRANT NUMBERS	Number of Claims	MINING DISTRICT	EXPIRY DATE*
BX 1-8	YB41142-YB41149	8	DAWSON	2012/11/30
BX 13-68	YB42139-YB42194	56	DAWSON	2010/11/30
BX 70-71	YC20907-YC20908	2	DAWSON	2006/07/27
BX 72-73	YC02788-YC02789	2	MAYO	2007/07/27
BX 69	YC20900	1	DAWSON	2006/07/13
DJ 3-5	YC02898-YC02900	3	MAYO	2002/09/07
DJ 6-22	YC09901-YC09917	17	MAYO	2003/09/07
DJ 24	YC09919	1	MAYO	2003/09/07
DJ 26	YC09921	1	MAYO	2003/09/07
DJ 28	YC09923	1	MAYO	2003/09/07
JB 1-8	YC01668-YC01675	8	MAYO	2008/03/31
JB 21-28	YC01688-YC01695	8	MAYO	2008/03/31
JB 41-46	YC01708-YC01713	6	MAYO	2008/03/31
JB 61-64	YC01728-YC01731	4	MAYO	2008/03/31
JB 75-80	YC01742-YC01747	6	MAYO	2008/03/31
JB 91-96	YC01758-YC01763	6	MAYO	2008/03/31
WBX 2-20	YB48171-YB48189	19	DAWSON	2008/11/30
WBX 21-26	YB48262-YB48267	6	DAWSON	2008/11/30
WBX 29-38	YB48268-YB48277	10	DAWSON	2008/11/30
JD 1-22	YC21062-YC21083	22	DAWSON	2003/09/21
MAX 1-9	YC20909-YC20917	9	DAWSON	2003/07/02

*** The Yukon Government granted a one-year assessment holiday for all claims in good standing as of March 31, 2003. This additional year has not been added to the expiry date listed here.**

A Yukon Land Use Permit (#YA2F895) was submitted by Tintina Consultants of Whitehorse in February 2002 and approved on April 24, 2002 to re-route part of the tote trail away from Hobo Creek. This trail upgrade will considerably shorten the distance and time required to reach the property from the Clear Creek road with runs east off the Klondike highway at kilometer post 612. In previous years travel time from the Klondike highway to the property could take up to four hours or more. A Mining Land Use Permit (LQ0006) is valid until 2009.

The claims are located within the Traditional Territory of the Na'Cho N'Y'Ak Dun First Nation, which has its land claim settled.

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the property is by helicopter, based in Mayo 55 km to the southeast. Alternatively, helicopters are available in Dawson City. The Clear Creek Road, coming in from the Klondike highway (#2), provides four-wheel drive road access to the area through the adjoining Regent Ventures Ltd claims over Hobo Creek. The Clear Creek Road is not maintained and is usable only during the summer months. During the 2002 field season a new section of roads was constructed to shorten the route and reduce stream crossings.

The BX, WBX and JB Claims are situated in the partly unglaciated Stewart Plateau. Although


Boundary of Regent Ventures' Quartz Claims
Boundary of BX and WBX claims
500 0 500 m

Figure 3. Quartz Claims map

Pleistocene glaciation scoured the major drainages in the area such as Sprague Creek, most of the property, higher elevations in particular, escaped the effects of glaciation. Topography is moderate to rugged and is characterized by rounded hills, ridges and a dendritic drainage system. The claims cover the upper end of the Hobo Creek drainage ridge northwest of Red Mountain. Elevations on the property range from 1100 m (3600') at base camp to approximately 1680 m (5500') at the southern boundary of the claims. Outcrop

exposure is poor to fair (approximately 10%) with almost no exposures on lower ridge slopes and forested areas. Most of the property is covered by felsenmeer and talus fines.

An interior continental climate with precipitation of about 31 cm annually, warm summers and cold winters typifies the area. Permafrost is common, especially on the steeper north and east facing slopes and lower forested areas. Most of the property is above treeline. Below 1200 m (4000') elevation ground cover consists of alpine fur, sparse spruce forest, alder, dwarf willow and birch. The area above treeline is mostly lichen-covered rock with sparse moss and alpine plant cover.

The Town of Mayo (Population 418) is the closest centre for obtaining groceries, fuel, accommodation and some limited rental and contracted exploration services. Trans North Helicopters maintains a summer helicopter base at Mayo airport and there is normally a single engine Otter on floats working out of Mayo. Mayo is also the location of the Mayo District Mining Recorders office, and Mining Land Use Inspections and Land Use and Resource Management Officer. The property is within the Nacho Nyak Dun First Nation traditional territory. There is a 4 Kilowatt Power station just north of Mayo and a transmission line is under construction between Mayo and Dawson.

The exploration season in this part of the Yukon normally extends from late May to late September but cool rainy conditions and snow-storms are not uncommon in late August and September. The months of June through September are normally free of snow cover.

There is ample water and numerous nearby areas that could provide processing plant and tailings sites.

6. HISTORY

The BX claims 1-68 (YB41142), were staked in June 1993 by Brian Lueck and Robert Wondga, based on a gold regional stream silt anomaly in Hobo Creek and because of proximity to known mineralization on adjoining claims to the south. They subsequently optioned the claims to Regent Ventures Ltd. Regent Ventures carried out a soil sampling program in 1993. In 1994 the company staked BB claims 1-102 (YB42376), WBX claims 1-38 (YB48171), Rev claims 1-86 (YB43179), and JJ claims 1-60, and carried out trenching, geological mapping, and diamond drilling (6 diamond drill holes, or 534 m).

In 1995 Regent Ventures built a winter access road along Ballard Creek, and drilled 9 reverse circulation holes (1233 m) during the spring. In the summer or 1995, the company carried out soil geochemical survey, magnetometer and VLF-EM surveys, silt sampling in the Rev and DLO claims, and drilled 12 diamond drill holes (1,625 m). In 2001, Regent Ventures drilled 5 diamond drill holes (1,281m) in the Saddle Zone (BX claims).

7. GEOLOGICAL SETTING

7.1 Regional Geology

The BX, WBX and JB Claims are situated within the Selwyn Basin, part of the Ominica Belt (Wheeler, et al., 1991), Figure 4. The geology of the McQuesten map area has been mapped by H.S. Bostock (1964), at a scale of 1:253,440. More recently the area has been mapped at 1:50,000 scale by the Yukon Geological Survey formerly the Yukon/Canada Geoscience Office (Murphy et al. 1993; Murphy and Heon, 1994).

The Selwyn Basin as described by Abbott, 1986 is used here to define the part of the cordilleran miogeocline comprised of Precambrian to Jurassic sedimentary rocks, deposited along the western margin of ancient North America. The eastern margin of the basin is marked by the Paleozoic shale - carbonate contact while the western margin is defined by the Teslin fault or suture. The sedimentary basin was active from the late Proterozoic to Middle Jurassic time (Abbott, 1986). All of the large stratabound, sediment hosted lead - zinc deposits in the northern Canadian Cordillera are found within the Selwyn Basin.

Two suites of granitoid intrusives, ranging from Paleozoic to Cenozoic age, related to underplating and or subduction, are found on both sides of the Tintina fault (Figure 5). Granitoid emplacement peaked during the Early - Middle Cretaceous (Tempelman-Kluit, 1981). The Western Suite granitoid intrusives found west and southwest of the Selwyn Basin are predominantly granodiorite in composition and are associated with porphyry copper - molybdenum and copper skarn deposits (Figure 5).


0
100 km

Figure 4. Selwyn Basin Geology. Inset shows regional geology of Red Mountain area, and major units discussed in the text.

The Eastern or Selwyn Plutonic Suite of granitoid intrusives are distributed along a northwest trending arcuate belt within the Selwyn Basin. The granitoids are mainly granitic in composition and are associated with tin, tungsten, and molybdenum mineralization. The Dublin Gulch gold deposit is hosted by a quartz monzonite pluton of the Selwyn Plutonic Suite (Tempelman-Kluit, 1981).

Recent age dating by J. Mortensen at the University of British Columbia, places two nearby Cretaceous granitoid stocks similar in composition to the one underlying the BX, WBX and JB Claims, at 91 and 93 Ma which is within the age range of the Tombstone Plutonic Suite (Murphy and Heon, 1994).


Cretaceous Intrusive Rocks
Undivided Selwyn Suite
Tombstone Suite
Whitehorse-Coffee Creek Suite
Anvil-Cassiar Suite
Red Mountain
0
100 Km

Figure 5. Principal Cretaceous plutonic suites that constitute Tintina Gold Province in Yukon.

The Tintina fault generally follows the Mesozoic suture, which separates ancestral North America from the composite accreted terrane, the Yukon - Tanana Terrane. At least 450 km of dextral strike slip movement has taken place along the Tintina fault since latest Cretaceous or Early Tertiary time (Tempelman-Kluit, 1979). This has caused western parts of the Selwyn Basin to be offset and juxtaposed against itself along the Tintina fault.

Unfoliated, variably magnetic quartz-bearing dikes intruding the sedimentary sequence in the core of BX claims, and a body immediately south of BX claims were mapped and dated by Murphy and Heon (1996). Ages and mineralogy are correlative with other Tombstone Suite plutons in the area. The dikes yielded a 91.6+/-0.6 Ma age, whereas the intrusive body to the south of BX claims was interpreted as a 92.3+/-0.8 Ma stock. Detailed mapping by Doherty and VanRanden (1994) demonstrated that the intrusive is sill-shaped. Regional airborne magnetics obtained from the Geological Service of Canada from 800 m spaced flight lines show an unusually large magnetic response underlying the Red Mountain "Stock" and dikes (Figure 6), implying that the outcropping sill and dikes may be spatially associated with a larger, burried pluton.



Figure 6. Surface extent of Cretaceous plutonic rocks (hatched) overlain on regional airborne magnetics image. Note the unusually large magnetic high feature surrounding sill and dikes in the Red Mountain area.

7.2 Property Geology

The geology of part of the BX, WBX and JB Claims has been mapped at a scale of 1:10,000 scale by Amax of Canada Ltd. (Kidlark, 1980) and more recently as part of 1:50,000 scale regional mapping (Murphy and Heon, 1994). Lueck (1994) mapped the Saddle Zone at 1:5,000 scale.

The area was re-mapped in 2002 at 1:2000 scale. The geology of the zone (Figure 7 & 8) consists of strongly foliated, polydeformed clastic and volcaniclastic rocks of interpreted Cambrian age. Clastic rocks are maroon and green shale and black pyritic shale of Narchilla Formation exposed on creek beds and valley bottoms; white to tan, fine- to coarse grained quartz-wacke (white grit unit) exposed on road cuts at intermediate elevations; grey to tan, noncalcareous shale forming recessive rubble on hill tops and saddles, and in road cuts at upper elevations.

Dark green, fine-grained, weakly foliated, disseminated sulphide-bearing, volcaniclastic rocks of Gull Lake Formation overlay black pyritic shales of Narchilla Formation, and are capped by a sequence of shale to white grit.

The sedimentary sequence is intruded by a swarm of undeformed, northwest approximately 330°) trending biotite-quartz-monzonite dikes of variable width (<1 m to >20 m). In the northern end of the property, sedimentary rocks are and overlain by undeformed, coarse-grained volcanic rocks and a surrounding tourmaline-breccia zone. The dike swarm forms the centre of mineralization in the Saddle Zone. The volcanic unit has similar minerabgy to that of the dike swarm, and is tentatively interpreted as its


Legend
Road or trail
Fault - observed, approximate, inferred
Contact - observed, approximate, inferred
Alteration
Tourmaline-breccia and tourmaline-quartz-breccia
Ferricrete
Magmatic rocks
Cretaceous - Tombstone Suite
biotite-quartz-monzonite (dikes)
undeformed sub-volcanic to volcanic rocks
Layered rocks
Cambrian - Gull Lake Formation
variously hornfelsed siltstone to sandstone
grey to brown shale
foliated mafic volcanic rocks
Cambrian - Narchilla Formation
white quartz wacke (medium- to fine-grained)
white conglomerate (quartz wacke composition)
maroon and green shale, black to grey pyritic shale
Inset

Figure 7. Property geology - Camp Grid. Inset shows quartz claims in which 1:2,000 scale geological mapping was done.



Figure 8. Property geology - Ice Grid. Inset shows quartz claims in which 1:4,000 scale geological mapping was done.

extrusive counterpart. It must be noted that no other extrusive rocks related to Tombstone Suite are reported elsewhere in Tintina Gold Province.

Sedimentary, volcanic, and intrusive rocks are truncated by a number of inferred normal faults. The 50/50 Fault forms the most prominent topographic and linear multi-element geochemical feature in the property, and truncates the sedimentary sequence, but does not disrupt the dike swarm. Figure 9, shows the trace of the 50/50 fault and the multi-element geochemical anomalies down-slope from the fault. It is interpreted as a moderate to steeply (approximately 50°) west- to northwest-dipping normal fault with grey to brown shale in the hanging-wall, and white grit in the footwall. Geological interpretations from drill hole sections and interpolation of surface mapping show at least five shallowly southeast-dipping normal faults that truncate the sedimentary sequence and dikes, and may constitute important controls over the location and limits of gold mineralization. These faults are related to, but at an angle to mineralized breccia zones (Figure 10).

The most significant, and best constrained, flat-lying faults are observed in cross-sections near 1480m and 1425m elevations. Several cross-sections show a correlation between anomalous to high gold grades and the flat-lying structures.

8. DEPOSIT TYPES

The BX, WBX and JB Claims is situated within the McQuesten mineral belt (Aho, 1963) and is located on the northern limb of the east trending McQuesten anticline.

The McQuesten mineral belt is 30 to 50 kilometres wide and extends from Clear Creek, in the west, to the Mayo area, in the East (Emond, 1986). It forms a small part of the larger (2000 km) Tintina Gold Belt.


Au in soils
0 - 10 ppb
10.1 - 25 ppb
25.1 - 50 ppb
50.1 - 100 ppb
100.1 - 150 ppb
150.1 - 200 ppb
200.1 - 350 ppb
350.1 - 500 ppb
500.1 - 600 ppb
Ag in soils
0 ppm
1 - 3 ppm
4 - 10 ppm
11 - 22 ppm
23 - 50
Zn in soils
14 - 42 ppm
43 - 58 ppm
59 - 75 ppm
76 - 106 ppm
107 - 209 ppm
Pb in soils
2 - 99 ppm
100 - 286 ppm
287 - 586 ppm
587 - 1149 ppm
1150 - 2530 ppm

Figure 9. Multi-element soil geochemical anomaly associated with (down-slope from) the 50/50 Fault. Inferred and observed trace of the fault in black.

It consists of a major transverse zone of ENE trending folds, Cretaceous felsic intrusions, and related mineralization. The continuity of the McQuesten anticline throughout most of the McQuesten mineral belt, similarities in rock type, structure, and mineralization have led to the conclusion that the area is one metallogenic district. Intrusion of felsic stocks parallel to the regional fold axes indicates spatially and probably temporally related fault controlled mineralization (Emond, 1986). Mineralization consists of; tin-tungsten and gold skarns, silver-lead-zinc veins, silver-lead-antimony veins, and intrusive hosted gold. The McQuesten mineral belt has historically and currently active placer camps. Gold mineralization associated with felsic stocks has been found nearby at Clear Creek, Dublin Gulch, Scheelite Dome, and at the McQuesten and Aurex properties just west of United keno Hill Mines. The area has seen considerable exploration activity for intrusive related hosted gold mineralization since 1990.

In the late 1990's the terms Tombstone Suite and Tintina Gold Belt became commonly used to describe that area extending for over 2000 km across central Alaska and the Yukon and containing 91 +/- 1 MA felsic intrusions that often host low grade bulk tonnage and high grade gold deposits both within the intrusions and surrounding country rock (See Goldfarb et. al., 2000). Gold deposits of the province have certain similar characteristics, such as spatial and temporal association with mid-Cretaceous magmatism, Bi-W-Te signature in granitoid stock-hosted mineralization, As-Sb signature in sedimentary-rock-hosted and dike-hosted mineralization (Goldfarb and others, 2000).



Figure 10. Cross-section L3+75N (030° azimuth, looking northwest) showing two southwest-dipping breccia zones.

Tintina Gold Province contains over half of the current gold resources of Alaska and Yukon (Flannigan and others, 2000). Significant gold resources were outlined at Fort Knox (5.4 Moz), Donlin Creek (23 Moz), Pogo (5.8 Moz), True North (0.79 Moz), Brewery Creek (0.85 Moz), Dublin Gulch (4.1 Moz) (Hart and others, 2002).

9. MINERALIZATION

Known mineralization is spatially and temporally related to the granitic stock. Arsenopyrite-pyrite-pyrrhotite-quartz veins and fractures are found within the quartz monzonite stock and adjacent to it in locally developed hornfelsed zones. Brecciated and tourmalinized zones are found in the quartz monzonite. Pyrite is disseminated locally within the stock and is ubiquitous in the surrounding hornfels.

High-grade mineralization was intersected in drill holes as:

- Free gold in a <2cm quartz-pyrite-chalcopyrite vein hosted in pervasive chlorite altered biotite-quartz-monzonite dike (drill hole DD01-28). Quartz is present as anhedral translucent masses and euhedral open-space filling crystals. The vein yielded a 46,070 ppb gold.

- Gold associated with coarse, euhedral arsenopyrite in shallowly northwest-dipping breccia zones (drill holes DD02-35, RC95-08,RC95-01). The breccias are related to or truncated by flat-lying faults described below,

and have quartz-sulphide or quartz-tourmaline matrix. Significant gold grades in breccia zones range from 1200 to >20000 ppb.

• Shallowly southeast-dipping faults that truncate sedimentary rocks and dikes. Gold grades range from anomalous values to 14190 ppb (RC95-08).

Low grade mineralization is observed in drill hole cross-sections as:

• A broad, >200 m thick, low grade envelope surrounding the dike swarm. The low grade zone is open laterally and at depth.

• Gold associated with arsenopyrite-stringer stockwork zones (DD01-28, DD02-33, DD02-35) hosted in strongly to pervasively chlorite-altered grit and shale. Dumortierite and tourmaline alteration is locally moderate to intense. Gold values range from anomalous to 2600 ppb.

• Steeply dipping massive sulphide (arsenopyrite-pyrite+/-chalcopyrite, marcassite, pyrrhotite). Gold grades range from anomalous to >1,400 ppb.

10. EXPLORATION

Various, soil and rock sampling programs, trenching and core and RC drilling have been carried out on the property since 1993. Work programs are documented in reports by Lueck (1993, 1994), Lueck and Phillip (1994), and Penner (1996). Work prior to and including the 2001 work is reviewed and documented in Doherty (2002). A detailed field report was completed on the 2002 exploration program by Fonseca (2002).

10.1 Line Cutting and Gridding

A total of 30.8 km in 27 lines were cut for geophysical and geochemical surveys (Figure 11). The 1995 soil survey grid was re-established, with base-line oriented at 120° azimuth. UTM locations were recorded for most lines at base-line and at opposite ends. Geophysical (IP) and geochemical infill surveys were run along the cut lines. A 996 m cut tie line connects the BX base-line to the base-line of Ice Claims to the south.

10.2 Soil Geochemistry

A total of 267 soil samples from the Regent camp grid (inset A, Figure 12) were collected, analyzed for 35 elements in Acme Labs of Vancouver, and plotted to infill the 1995 soil geochemical survey with 50 metre-spaced lines and 25 metre-spaced stations. Analytical results are consistent with the Au distribution pattern observed in the 1995 survey. Additionally, the survey revealed a new northwest-trending anomaly to the southwest of Hobo Creek, with values ranging from 65 to 595 ppb Au, coincident with an IP anomaly.

Another soil geochemical survey was carried out in the southern-most portion of the BX claims (Ice Grid, Inset B Figure 12), adjacent to ASC's Ice property. 245 samples were collected, analyzed for 35 elements in Acme Labs of Vancouver, and plotted in GIS format, (Figure 13). Soil samples are anomalous in Au, AS, Bi, Sb, ± Cu, ±(Pb, Zn).


0
1 km
0
1 km

Figure 11. Location of cut lines with respect to topography and quartz claims.


Boundary of Regent
Ventures' Quartz Claims
Soil Grid Lines
0
500 m
0
500 m

Figure 12. Location of the 2002 soil geochemical survey grid lines within Regent Ventures' claims.



Figure 13. Soil geochemical survey. Gold in soils in Camp Grid (top) and Ice Grid (bottom)

10.3 IP Chargeability and Resistivity

Geophysical work consisted of 25 m spaced pole dipole induced polarization (IP) survey extending 27,392 m in 15 northeast (030°) trending lines plus a 120°-trending control line. Lines were spaced by 100 m, and individual lines measured between 1550m and 2000 m in length. The geophysical work was carried out to determine if the styles of mineralization intersected in drill core can be fingerprinted as a chargeability high, resistivity low, or combination of both. An analysis of the pseudosections shows very subtle to absence of IP anomalies in the areas were high grade mineralization was intersected in drill core. The locations of the 2002 geophysical grid lines are shown in Figure 14, and IP survey contour plans for the Camp Grid and Ice Grid are shown in Figures 15 and 16.

Pseudosections of the Red Mountain camp grid show two broad, prominent zones of high chargeability and conductivity plus a number of more subtle and smaller anomalous zones.

The most prominent anomaly extends from the valley to the northwest of Hobo Creek and into lines 12N to 18N, where the anomalous surface is very wide, and is interpreted as approaching surface. This wide anomaly is interpreted as being the surface trace of a pyritic black shale unit in Narchilla Formation. Sparse rubblecrop of black shale was noted around lines 18N to 20N, and in diamond drill hole DD02-36, which targeted a subtler coincident chargeability high and resistivity low. Black shales in DD02-36 have widespread disseminated pyrite and pyrrhotite, which produce a strong response to the ohm-metre, and is the most likely cause of the bulk chargeability high signal, whereas its graphitic character causes the resistivity low. A second, prominent anomalous zone coincides with the surface projection mapped for the 50/50 fault and with a linear geochemical trend anomalous in Au, Ag, Zn, and Cu. This geochemical/IP target remains untested.

Another geophysical survey (IP and Ground Magnetics) was run in the southern portion of Regent Ventures' claims, in conjunction with ASC Industries Ltd. The portion of the survey in Regent's property consisted of 3,841 m in 4 east-west-trending lines with 25-metre spaced stations. Pseudosections of the IP lines extending from ASC's Ice claims into Regent Ventures' property show a prominent anomalous zone coincident with a pronounced Au in soils geochemical anomaly at the headwaters of Hobo Creek.


Boundary of Regent Ventures' Quartz Claims
Geophysical grid lines
0
500 m
BX 58
BX 57
BX 60
BX 69
BX 59
BX 62
BX 61
0
500 m

Figure 14. Location of the 2002 geophysical survey grid lines within Regent Ventures' claims.



Figure 15. Induced polarization survey Contour plan (triangle filtered values – 1st To 5th separations) – camp Grid. Top: chargeability; Bottom: Residtivity



Figure 16. Induced polarization (triangular filtered values - 1st to 5th separations) and ground magnetics contour plans - Ice Grid. Top: resistivity; Centre: chargeability. Bottom: magnetics.

11. DRILLING

11.1 Diamond Drilling

A total of 949.2 m/3144.2 ft of NQ core was drilled in 6 holes. Drilling was completed between July 3- September 3, 2002. The locations of drill holes with respect to topography and claims are shown on Figure 17.

DD02-33 (213 m total depth) was aimed to test the depth continuity of the vein and its sericite-altered dike host. Immediately to the southwest of the high-grade vein and dike, DD02-33 intersected a fault that truncates the dike (in the hanging wall) at approximately 1425m elevation. The footwall of the fault

contains a sedimentary-rock hosted quartz-arsenopyrite-pyrite-marcasite stringer stockwork with low Au values (<2.6 g/t Au) in DD01-28.

DD02-34 (180 m total depth) was aimed at testing: a) the lateral extension of a tourmaline-sulphide-quartz matrix breccia observed in RC95-02, DD95-12, and DD94-02, with Au values reaching 11.2 g/t; b) the lateral extension of two structures consistently mineralized at 1480m and 1425m elevation; c) the possible fault offset of dikes in the hanging wall of the 1425m elevation fault in DD01-28 and DD02-33. DD02-34 intersected 14.3 m of sulphide-quartz-tourmaline-matrix breccia correlative with that in the 1995 and 1994 holes, as well as faults at the expected elevations, but did not intersect dikes in the footwall of the 1425m elevation fault. The breccia zone was intercepted at shallow depth (35 m below surface), and remains open to the northwest. The best value in the hole was in an 80 cm massive sulphide intercept that yielded 1459 ppb Au. Similar massive sulphide horizons in previous drill holes yielded lower Au values (typically <600 ppb).

DD02-35 (257 m total depth) was aimed at testing: a) the geological identity and lateral continuity of the high grade interval extending from RC95-05 and DD01-28; b) the extension of the high grade vein in DD01-28 approximately 6m above and to the northeast; c) possible fault offset of the dikes in the footwall of the 1425m elevation fault; d) lateral continuity of the low grade (<2.6 g/t Au) quartz-arsenopyrite-pyrite-marcasite stringer stockwork intersected in the footwall of the 1425 m elevation fault in DD01-28 and DD02-33. DD02-35 intersected a fault at the vicinity of the high grade interval in RC95-05 which is interpreted as the mineralized source, and unaltered, apparently unmineralized dike approximately 6 m above the DD01-28 high grade vein, which is interpreted as consisting of the extension of the dike hosting the high-grade vein. The hole intersected 1 m of 5.8 g/t Au (219.3-220.3 m depth) followed by 1 m of 24.4 g/t Au (220.3-221.3) in a quartz-sulphide breccia. The hole also intersected the low-grade stringer stockwork with intense (blue) dumortierite alteration in the footwall of the 1425 m elevation fault. Drill holes DD02-35, DD02-33, and DD01-28 also intersected a broad strongly anomalous zone that is open at depth, and spans over 200 m thickness.

DD02-36 (50 m total depth) was aimed at a coincident chargeability high and resistivity low in IP line 12N. The hole contained gray to black shales, and was lost at shallow depth. Black shales are interpreted as being the strong conductor in the resistivity profile. Abundant disseminated pyrite and pyrrhotite, fine stringers of pyrite, and pyrite coating fractures show strong connectivity to the ohm-metre, and are interpreted as the source of the bulk chargeability anomaly. Outcrops of rusty weathering dark gray to black shale were noted along the creek banks near camp (north of L20N), and are interpreted as being the cause of the broad IP anomaly observed on lines 14N to 18N.

DD02-37 was planned to test the 50/50 fault zone, which is the most prominent linear multi-element geochemical anomaly in the property, and is coincident with IP chargeability and resistivity anomalies. Diamond drill hole DD02-37 was planned to intercept the 50/50 fault at approximately 140 m depth. The hole was abandoned at 81m to avoid losing drill rods, and the fault remains untested.

DD02-38 was planned to test: a) a postulated extension of the Treadwell Adit vein in ASC's Ice property into the BX claims; b) a >405ppb Au in soils geochemical anomaly in the southern grid. The hole was abandoned at 190.5 m due to frozen water line. Sparse, thin (<1cm wide) quartz-arsenopyrite veins were encountered between 172 m and 189 m.

Structural interpretations of drill hole data in cross sections show a complex structural setting that is closely related to mineralization controls (Figure 18). The quality of geological interpretations is impaired by the lack of down-hole surveys.


2002 Diamond Drill Holes
Previous Drill Holes
Boundary of Regent Ventures' Quartz Claims
BX 35
BX 5
BX 39
0 500 m

Figure 17. Location of 2002 diamond drill holes, and older reverse circulation and diamond drill holes. Insets show quartz claims where diamond drilling was performed.

Table 2. 2002 diamond drill hole collars and attitudes.

Drill Hole	UTM coordinates	Azimuth	Dip	Length (m)
DD02-33	415718E/7096947N	030°	-62°	213.4
DD02-34	415658E/7097050N	075°	-80°	163.7
DD02-35	415847E/7097057N	248°	-54°	257.6
DD02-36	415126E/7097655N		-90°	42.7
DD02-37	415175E/7096759N	180°	-80°	81.4
DD02-38	413728E/7093384N	265°	-50°	190.5


1500 el
1475 el
1450 el
1425 el
1400 el
1375 el
1350 el
1325 el
1300 el
Geology Legend
Quartz-tourmaline breccia or
Quartz-tourmaline-sulphide-breccia
Biotite-quartz-monzonite
Siltstone (variably hornfelsed)
White sandstone to coarse grit
FAULTS

Figure 18. 070° trending cross-section showing drill holes DD02-33, DD02-35, and a >200 m thick zone strongly anomalous in gold.

12. SAMPLING METHOD and APPROACH

Samples types collected on the claims over the past decade have been primarily soil samples and rock samples as either grabs or chip samples. A number of continuous chip samples (average 1.0 m length) have been sampled over the quartz monzonite. Some old trenches have been excavated and sampled mostly prior to 1999. Where soil development allowed, most samples were collected from B-Horizon soil. On steeper rocky talus slopes, the sample material collected would be better called talus fine material. Rock samples were collected using a rock hammer to collect a 1-2 kg sample from exposed rock.

13. SAMPLE PREPARATION, ANALYSES AND SECURITY

All rock and soil samples collected in 2001 and 2002 were prepared and analyzed by Acme Analytical Laboratories (Acme) in Vancouver, B.C. All final assay certificates received were approved and signed by C. Leong, a certified B.C. assayer. Prior to dispatch from the property, all samples were

placed in rice bags by personnel and secured with tamper resistant ties. The samples were then transported to Whitehorse, under the supervision of Regent Ventures personnel, where they were shipped via Air Canada to Acme in Vancouver.

13.1 Preparation and Analytical Techniques

All rock samples were crushed to –1/4" using a jaw crusher and then riffle split to obtain a 250 gram sub sample. The sub sample was then pulverized to –150 mesh using a ring and puck pulverizer. 0.5 grams of the original pulp underwent aqua regia digestion for one hour at 95^0 C and then underwent a 32 element ICP-MS analysis.

Preparation of soil samples involved air drying and sieving to –80 mesh. Analytical techniques for soils were identical to the method used for rocks described above.

13.2 Quality Control

Quality control procedures on soil and rock analytical data consisted of standardized soil and rock sampling techniques. Acme Analytical Laboratories Ltd., ran internal check analyses on soil rock samples submitted by running one standard and one re-run for every 30 samples submitted. Correlation between original and check assays was generally very good (+/- 10%).

The high variability in gold grades are interpreted to be due to two factors: 1) coarse gold (nugget affect) a common characteristic with some Tombstone Suite Intrusive Hosted Gold deposits (i.e. Dublin Gulch and Fort Knox deposits) and 2) the relatively small sample size (10 grams) used in Au analysis. Future analytical work for gold should use a one assay ton (30 g), fire assay technique as the larger sample size usually produces a more representative grade. Results from fire assays over 10 gpt Au using an atomic absorption finish should also be redone gravimetrically to ensure a more accurate grade.

It is also recommended that at least 5% of the both rejects and pulps from rock and RC and Core samples collected in 2003 be sent to another certified lab for Au analysis by fire assay in order to confirm the accuracy of Acme's results and the degree of inherent nugget affect associated with the mineralization.

The exploration program in 2002 was conducted under the supervision of Al Doherty of Aurum Geological Consultants Inc. The author visited the property on July 4-5 and August 5-14, 2002. Core-sampling and logging conducted during the 2002 program was supervised on site by Anna Fonseca.

14. DATA VERIFICFATION

Most of the previous work on the property was completed prior to 2001, and the effective date of NI 43-101. There was no QA/QC of sampling methodology discussed in any geological report that the author has reviewed. On this type of deposit model, gold mineralization is associated with arsenopyrite and bismuthinite on dry fractures and in quartz veins or occasionally as disseminations. Visible arsenopyrite is commonly obvious in the areas sampled. All technical reports of exploration programs reviewed for this report were managed and reported on by qualified geologists.

Every 30 sample was re-analyses and occasionally a second pulp sample was re-analysed. Correlation been repeat analyses is generally good.

The author has no reason to believe that the data as presented is not an accurate representation of facts at this stage of exploration on the BX, WBX and JB Claims.

15. ADJACENT PROPERTIES

The Red Mountain-Hobo Creek property owned by Regent Ventures Ltd., has a common boundary with the ICE claims, along the Mayo-Dawson Mining District Boundary. .

A soil geochemical survey was carried out by Regent Ventures Ltd., in the southern-most portion of its BX claims, adjacent to ASC's Ice property. 245 samples were collected, analyzed for 35 elements in Acme Labs of Vancouver, and plotted in GIS format. Results from the Regent survey show a pronounced gold-in-soils anomaly that is in-line with that observed in the Ice claims. Well defined gold in soil geochemical anomalies can be traced from the Ice claims onto adjoining Regent Ventures ground on the ICE Grid. These anomalies are possibly related to vein mineralization at the Treadwell Adit on the Ice Claims

Regent Ventures ran an IP (chargeability and resistivity) and Ground Magnetics survey in the southern-most portion of its BX claims, in conjunction with surveys of ASC's ground. The portion of the survey in Regent's property consisted of 3,841 m in 4 east-west-trending lines with 25-metre spaced stations. Pseudosections of the IP lines extending from ASC's Ice claims into Regent Ventures' property show a prominent anomalous (chargeability high and resistivity low, and off-set magnetic high) zone coincident with a pronounced Au in soils geochemical anomaly at the headwaters of Hobo Creek.

16. MINERAL PROCESSING AND METALLURGICAL TESTING

There has been no mineral processing or metallurgical testing completed to date on the mineralization on the BX, WBX and JB Claims.

17. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATE

There is no identified mineral reserves or resources on the BX, WBX and JB Claims. The property is at an early exploration stage with multiple soil, rock, RC chip, and core geochemical anomalies.

18. OTHER RELEVANT DATA AND INFORMATION

There is to the author's knowledge no additional data or information, of either a positive or negative aspect, that would change the data presented or the contained recommended program.

19. INTERPRETATION AND CONCLUSIONS

The BX, WBX and JB Claims covers a Cretaceous quartz monzonite stock and numerous related dykes hosted by Lower- Middle(?) Cambrian metasedimentary rocks. The granitic stock is part of the Tombstone Plutonic suite, and similar to stocks hosting the Fort Knox and Dublin Gulch gold deposits, located at Fairbanks, Alaska, and Dublin Gulch, Yukon Territory.

The BX claims cover a Cretaceous dike swarm that intrudes Cambrian clastic sedimentary rocks. Intrusive and sedimentary rocks are truncated by several low angle normal faults that are associated with anomalous gold values. A broad zone (over 200m thickness) of significantly anomalous gold values surrounds the dike swarm area, and is punctuated by sparse high gold grades associated with veins, faults, and silicified breccias. The uncommonly large volume of rock containing highly anomalous gold values suggests the presence of a large auriferous hydrothermal system in the Saddle Zone.

Gold analytical results from diamond drill core samples are consistently lower than those from reverse circulation drill samples. This may be due to loss of gold from friable fault surfaces and/or dry fractures to the sludge.

Visual identification of prospective areas in core is not recommended. Drill holes encountered intervals of sulphide mineralization with low to anomalous gold grades that are visually identical to significantly higher-grade intervals.

A large airborne magnetic signature surrounding the dike swarm suggests that a larger, intrusive body lays at depth, and likely represents the roots to the dikes. It also suggests that gold mineralization may be present at greater depths, in proximity to the postulated buried intrusion.

The 50/50 Fault is the most prominent linear feature in the property. It is directly uphill from a multi-element geochemical anomaly, and coincides with IP anomalies. The fault is a difficult exploration target, and several drill holes were lost without penetrating it.

20. RECOMMENDATIONS

Gold geochemical analyses from diamond drill core samples are inconsistent with the significantly higher values encountered in reverse circulation samples. However, reverse circulation drilling may entail problems due to water at depth, and may not be feasible for deeper holes. Future exploration in the property should involve diamond drilling of HQ or larger core diameter in order to increase sample size (therefore counteracting nugget effect), and possibly reverse circulation drilling for shallower holes.

Current geological interpretations of the Saddle Zone show a complexly faulted setting in which it is difficult to plan precision drill holes due to the lack of drill hole deviation in azimuth and dip at depth. It is recommended that down-hole surveys of azimuth and dip deviation be performed in drill holes that remain open, and cross-sections be re-plotted incorporating the down-hole survey data before further drilling.

The 50/50 Fault remains untested by drilling due to sticky mud seams in the hanging-wall of the fault. This fault is immediately up-slope from the most prominent multi-element geochemical anomaly in the Saddle Zone, and warrants further testing.

A pronounced geochemical anomaly to the southwest of Hobo Creek warrants testing by drilling or trenching methods.

Reverse circulation holes RC95-04, RC95-05, RC95-06 and RC95-09 are preserved in the Regent Camp core shack. It is recommended to place samples of each 5 ft interval in properly labeled chip trays, in order to keep an easily accessible record of those holes.

Based on the positive results of surface exploration carried out on the BX, WBX and JB Claims in 1992, 1993, 1994, 2001, and 2002, further work is warranted and recommended. An aggressive exploration program conducted by a crew of two geologists and assistants to further define and explore current targets by core drilling is recommended."

Other Mineral Properties

Raglan Property, Ungava Region, Quebec

The Issuer holds an option to acquire, and is in the process of finalizing an agreement to purchase, 327 mining claims comprised of 33,047 acres located in the Raglan District, Ungava, Quebec and referred to as

the Raglan Property. The purchase terms require the Issuer to pay the vendor $30,000 in cash and to issue him 300,000 shares in the capital of the Issuer for a 100% interest in the Raglan Property, subject to a royalty of 1.0% of Net Smelter Returns reserved in favour of the vendor, Peter Bambic. The Issuer will have the right to buy down one-half of the royalty at any time for a one-time payment of $1,000,000.

The Issuer has not conducted any work on the Ragland Property to date.

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of selected financial data for the Issuer for its last three completed financial years. The following financial data should be read in conjunction with the annual audited financial statements. Information contained in the Quarterly Summary is unaudited.

TABLE OF SELECTED FINANCIAL INFORMATION
FISCAL YEAR-END DECEMBER 31/ JULY 31[1]

	2002 Dec 31 $	2001 Dec 31[1] $	2001 July 31 $	2000 July 31 $
Total Revenues	564	26	396	206
Net Loss	140,531	81,329	82,991	1,628,918[2]
Loss per Share	0.01	0.01	0.01	0.10
Total Assets	833,432	671,820	192,949	169,238
Long-term Debt	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Notes: [1] Effective December 31, 2001, the Issuer changed its financial year-end from July 31 to December 31. Accordingly, the operating figures shown for December 31, 2001 reflect only five month's operations.

[2] Operating loss for the year was $72,404. Due to inactivity on its property for several years as a result of unfavourable gold markets, the Issuer was required to write off the deferred exploration and development expenses that it had capitalized with respect to its property of $1,555,692 and also incurred a capital loss of $822 on disposal of assets.

QUARTERLY SUMMARY OF SELECTED FINANCIAL INFORMATION

Fiscal Year 2002

	Dec. 31/02 $	Sept. 30/02 $	June 30/02 $	Mar. 31/02 $
Total Revenues	Nil	128	294	142
Net Loss	33,716	23,586	37,897	45,332
Loss per Share	0.01	0.001	0.001	0.01
Total Assets	833,432	813,657	785,300	626,025
Long-term Debt	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Fiscal Year 2001

	Dec. 31/01[1] $	Oct. 31/01 $	July 31/01 $	Apr. 30/01 $
Total Revenues	Nil	26	125	Nil
Net Loss	32,625	48,704	27,501	21,321
Loss per Share[1]	0.001	0.002	0.002	0.001
Total Assets	671,820	705,234	192,949	174,272
Long-term Debt	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Note: [1] Due to the Issuer's change of year end at December 31, 2001, the figures for the period ended December 31, 2001 in the above table are for the two month period ended at that date.

Dividend Policy

The Issuer has no fixed dividend policy and has not paid dividends since its incorporation. The Issuer anticipates that its cash resources will be used to undertake exploration and development of its mineral properties and related expenses for the foreseeable future.

ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

The Issuer is a junior resource company whose principal and other mineral interests are all at the exploration stage. Accordingly, the Issuer has no significant income or operating revenue since its principal assets to this time all have been, and are, non-producing. Through private and public offerings of its securities, from time to time, the Issuer has raised the funds necessary to acquire its assets, carry out exploration programs and conduct its corporate affairs. In the short term, directors of the Issuer have provided cash advances to meet urgent operating needs..

Because the Issuer relies substantially on the sale of its equity shares to raise the funds necessary to conduct exploration on its properties and administer its corporate affairs, its ability to raise funds is subject to economic factors affecting the markets for its securities that are beyond its control. As the Issuer is focused on the exploration for gold mineralization on its property, changes in the international market price for gold will impact on the Issuer's ability to attract investors to subscribe for its securities. With the price of gold depressed from 1997 through 2000, junior resource companies such as the Issuer, who were focused on gold exploration, were not able to attract investors and thereby raise funds to finance their proposed exploration activities. Accordingly, the Issuer's exploration expenditures can vary significantly from year to year dependent upon the funds the Issuer has been able to raise for such activities.

The five-month stub year ended December 31, 2001 began with a working capital deficit of $58,083 at August 1, 2001. During this five-month period, the Issuer completed a private placement of its securities consisting of 6,400,000 units at a price of $0.10 per unit to provide $640,000 in funds to the Issuer. The units

in the private placement were comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to acquire one additional common share at a price of $0.15 for two years. These funds allowed the Issuer to eliminate its working capital deficit, carry out an exploration program on its property, administer its corporate affairs and have a working capital balance of $160,769 at December 31, 2001.

During 2002, the Issuer received $243,642 on the exercise of options by directors, officers and employees and received $78,830 as a mining tax credit from the Yukon Territory with respect to the exploration work carried out in 2001. These funds totalling $322,472, together with the working capital balance at the beginning of the year, provided sufficient funds for the Issuer to conduct further exploration on the Red Mountain Property, administer its corporate affairs and leave a working capital balance of $16,402 at December 31, 2002. In November 2002, the Issuer agreed to a private placement of 500,000 units of its securities at a price of $0.10 per unit for total proceeds of $50,000 to the Issuer. The private placement completed subsequent to the Issuer's year-end of December 31, 2002.

The Issuer has little in the way of commitments arising from contractual obligations that it would have to fund in 2003. The Issuer usually incurs in the order of $140,000 in expenditures on corporate administration and plans to continue the exploration program undertaken in 2001and 2002 on the Red Mountain Property. The past two programs have incurred expenditures in the range of $300,000. The Issuer's working capital at December 31, 2002 was $16,402 and subsequent thereto the Issuer has received $50,000 with respect to the private placement announced in November 2002 and approximately $78,000 in mining tax credits from the Yukon Territory with respect to the 2002 exploration program. In order to carry out an exploration program in 2003, the Issuer will have to raise some additional capital. This may be by way of the exercise of outstanding share purchase warrants issued as part of the 2001 and 2002 private placements or by way of new private placements of its securities. There are 6,400,000 share purchase warrants outstanding from 2001, each entitling the holder to acquire one additional common share for $0.15 and there are 500,000 share purchase warrants outstanding from 2002 each entitling the holder to acquire one additional common share for $0.10. There can be no assurance that the holders of these warrants will choose to exercise them or that the Issuer will be able to sell additional securities when required.

Results of Operations

The Issuer has no significant revenue producing operations and its activities consist primarily of acquisition and exploration of its mineral resource interests and corporate administration. The amount of exploration or development the Issuer can undertake on its mineral resource interests is governed to a great extent by the funds available to it. Thus, expenditures on exploration will vary from year to year, sometimes significantly.

The Issuer incurred a total of $317,998 in exploration expenditures during the year ended December 31, 2002 which is not materially different from the $333,696 in exploration expenses incurred during the year ended December 31, 2001. As an offset to these expenses in 2002, the Issuer received a Yukon tax credit of $78,830 with respect to expenses incurred in 2001. The Issuer has applied for a similar credit ($79,500) with respect to 2002 exploration expenditures, which, if granted, would be received during 2003.

Expenses incurred in the conduct of the Issuer's corporate administration for the year ended December 31, 2002 amounted to $141,095 as compared with $81,355 for the five months in the stub year ended December 31, 2001. Because of the short year in 2001, the expenses are not readily comparable. Management fees and rent expenses are not materially different on a pro rata basis. Professional fees and property investigation costs have reduced in 2002 due to less activity in these areas by the Issuer. Three new categories of expense being reported in 2002: (i) amortization expense of $3,173 representing the amortization of mining equipment purchased during 2002; (ii) telephone expense of $13,677 which was formerly included in office and general expense and which increased this year due to the cost of communications with field crews during the

exploration program; and (iii) travel and accommodation expense of $13,477 representing the cost of field visits by management and non-exploration staff.

As the Issuer's is in the mineral resource exploration and development business, should its endeavours be successful in locating a mineral deposit, its financial performance will be affected by many factors beyond its control. See "Risk Factors" below in this item.

Risk Factors

Financial Risks

Financing Risks

The Issuer has limited financial resources and has no operating cash flow. If the Issuer's exploration programs are successful, additional funds will be required to develop the properties and, if successful, to place them into commercial production. Future mineral property acquisitions or exploration programs may require additional financing. The only sources of future funds presently available to the Issuer are the exercise of outstanding share purchase warrants and stock options, the sale of equity capital of the Issuer, and the sale by the Issuer of an interest in any of its properties in whole or in part. There can be no assurance that the Issuer will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties. Equity financing, if available, may result in substantial dilution to current shareholders of the Issuer.

No History of Profits or Dividends

None of the properties in which the Issuer has an interest has commenced commercial production and the Issuer has no history of profits. The Issuer has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

Uninsurable Risks

In the course of exploration and development of, and production from, mineral resource properties, certain risks, and in particular, unexpected or unusual geological formations and change in operating conditions may occur and may expose the Issuer to liabilities. Should such liabilities arise the payment of such liabilities may have a material, adverse effect on the Issuer's financial position. It is not always possible to fully insure against such risks or the Issuer may elect not to cover such risks because of the high cost of such insurance. The Issuer may become subject to liability for pollution or hazards. Payment of liabilities for claims for such occurrences could reduce or eliminate any future profitability and could result in increasing costs and a decline in the value of the securities of the Issuer.

Price Volatility of Public Stock

Publicly quoted securities are subject to a relatively high degree of price volatility. It may be anticipated that the quoted market for the Issuer's common shares will be subject to market trends generally, notwithstanding any potential success of the Issuer.

Dilutive Effect of Options and Warrants

As at June 15, 2003, there were options and warrants outstanding to purchase an aggregate of 9,659,000 common shares of the Issuer at an average price of $0.147 per share. To the extent that these and subsequent dilutive securities are exercised and/or converted, dilution of the percentage ownership of the Issuer's shareholders will occur, and any sales in the public market of the common shares underlying the

options, warrants and convertible debentures might adversely affect prevailing market prices for the Issuer's securities.

Exploration, Development and Mining Risks

No Known Deposit

There is no known body of ore on the Issuer's Red Mountain Property and any program conducted on the properties would be an exploratory search for ore. Should a mineral deposit be located, additional funds will be required to develop it, and if warranted, place it in commercial production. The only sources of future funds presently available to the Issuer are the sale of equity capital, or the offering by the Issuer of an interest in its properties to be earned by another party or parties carrying out further exploration or development thereof.

Permits and Licences

The current or future operations of the Issuer, including development activities and commencement of production on its properties, require permits from various government authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Issuer believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits which the Issuer may require for further development of its properties or, if warranted, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Issuer might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental and Regulatory Requirements

The Issuer's operations are subject to environmental regulations promulgated by government agencies from time-to-time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. Any failure by the Issuer to comply with such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and their Directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Exploration and Development of Mineral Deposits is Speculative

The exploration of mineral deposits is a speculative venture necessarily involving substantial risks. There is no certainty that the expenditures to be made by the Issuer will result in discoveries of commercially viable mineral deposits. Few properties that are explored are ultimately developed into producing mines. Major

expenses may be required to establish ore reserves, develop metallurgical processes and construct mining and processing facilities at a particular site. There is no assurance that the current exploration programs planned by the Issuer will result in a profitable commercial mining operation.

Development and Production of Mineral Resources is Speculative

Resource development and production is a speculative business and involves a high degree of risk. The marketability of natural resources which may be acquired or discovered by the Issuer will be affected by numerous factors beyond the control of the Issuer. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Issuer, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. The effect of these factors may result in the Issuer not receiving an adequate return on invested capital.

Mining Risks

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Issuer may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Issuer's financial position.

Title Disputes

The Issuer has taken and will continue to take all reasonable steps, in accordance with the laws and regulations of the countries in which its properties are located, to ensure proper title of the properties it has acquired or may acquire in the future, either at the time of acquisition or prior to any major expenditures thereon. This should not, however, be construed as a guarantee of title. There are no assurances that the Issuer will obtain title. The properties may be subject to prior unregistered agreements, transfers, native land claims or other claims or interests and title may be affected by undetected defects. The Issuer will attempt to clear title and obtain legal opinions commensurate to the intended level of expenditures required on areas that show promise. There can be no assurance, however, that the Issuer will be successful in doing so.

Location and Area of Claims

The Issuer's properties consist in part of recorded mineral claims which have not been surveyed and, therefore, the precise area and location of such claims may be in doubt.

Management Risks

Dependence on Management

The success of the Issuer and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its Board of Directors. The loss of the services of its key employees or directors may have a material adverse effect on the Issuer.

Conflicts of Interest

Certain of the directors of the Issuer are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Issuer may participate, the directors of the Issuer may have a conflict of

interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Issuer, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.

Industry Risks

Competition

The mineral industry is intensely competitive in all its phases. The Issuer competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Issuer, the Issuer may be unable to acquire additional attractive mineral properties on terms it considers acceptable. Accordingly, there can be no assurance that the Issuer's exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

ITEM 6: MARKET FOR SECURITIES

The Issuer's common shares are listed and called for trading on the TSX Venture Exchange, as a Tier 2 issuer, under the symbol REV.

ITEM 7: DIRECTORS AND OFFICERS

Particulars of Directors and Officers

The names and municipalities of residence of each of the directors and officers of the Issuer, the date from which each has acted as a director or officer of the Issuer and the principal occupations in which each has been engaged during the immediately preceding five years are as follows:

Name, Municipality of Residence and Present Position Held	Director or Officer Since	Principal Occupation in Last Five Years
Eberhard Mueller[1] Vancouver, BC President, CEO, CFO and Director	June 25, 1992	Mining Executive
Richard D. Wilson[1] Vancouver, BC Director	June 23, 1993	Mining Executive; formerly in real estate development
Douglas E. Eacrett[1] New Westminster, BC Director	May 31, 2002	Lawyer
Gwen Wegner Abbotsford, BC Secretary	March 31, 2003	Paralegal

[1] Denotes members of the Audit Committee.

The Issuer does not currently have an Executive Committee.

All directors of the Issuer serve in their capacity until the next Annual General Meeting of the Issuer or until their successors are elected or appointed. Officers of the Issuer serve at the discretion of the Board of Directors and as a practice are appointed each year by the Board of Directors at a meeting held following the Annual General Meeting.

As of June 30, 2003, the Issuer's directors and senior officers, as a group, beneficially hold a total of 3,468,732 common shares, directly or indirectly, representing 12.57% of the Issuer's issued common shares and also hold incentive stock options to purchase 1,200,000 common shares (not including incentive stock options on a further 709,000 shares announced but not finalized at the date of this Annual Information Form) and share purchase warrants to purchase 4,300,000 common shares.

Corporate Cease Trade Orders and Bankruptcies

No director, officer or other member of management of the Issuer, within the past ten years, has been, a director, officer or promoter of an issuer, that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer, except Douglas E. Eacrett who: (i) as part of a considered reorganization, became a director of Haglund Industries International Inc. on April 27, 1995 while it was subject to a cease trade order for a period of more than 30 consecutive days, which order was issued February 20, 1992 for failure to file financial statements and which reorganization did not proceed, the company being struck from the British Columbia Register of Companies on July 13, 2001; (ii) as part of a considered reorganization, became a director of Golden Maritime Resources Ltd. on January 15, 1996 while it was subject to a cease trade order for a period of more than 30 consecutive days, which order was issued by the British Columbia Securities Commission (the "Commission") on April 9, 1990 for failure to file financial statements, and which order was revoked on July 31, 1997 upon receipting of the company's prospectus by the Commission and was returned to trading on the Vancouver Stock Exchange on August 27, 1997 upon completion of the prospectus offering; and (iii) was a director of Golden Maritime Resources Ltd. when on July 24, 2000 it became subject to cease trade orders issued by the British Columbia, Alberta and Ontario Securities Commissions for failure to file financial statements, which orders continue in force.

Penalties or Sanctions

No director, officer or other member of management of the Issuer, within the past ten years, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud except Douglas Eacrett, who, on June 20, 2000, as a director of Golden Maritime Resources Ltd. ("Golden") and in conjunction with the failure by Golden to file its financial statements, was made subject to a cease trade order by the Ontario Securities Commission with respect to trading in securities of Golden until the outstanding financial statements are filed, which order continues in force.

Personal Bankruptcies

None of the directors, officers or shareholders holding a sufficient number of shares of the Issuer to materially affect control of the Issuer, or a personal holding company of any such persons has, within the past

ten years, been declared bankrupt or made a voluntary assignment in bankruptcy or made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Each of Ed Mueller, Richard Wilson and Douglas Eacrett are directors and/or officers of other junior resource companies which companies may be in competition with the Issuer with respect to the acquisition of available mineral interests or sources of corporate financing. Should a conflict occur with respect to the interests of the Issuer and the interests of one of these other companies on these or other matters, the director involved will conduct himself in accordance with the governing legislation, declare his conflict and abstain from voting with respect to such matter.

ITEM 8: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in the Issuer's information circular for its most recent annual meeting of members that involves the election of directors, and additional financial information is provided in the Issuer's comparative financial statements for its most recently completed financial year.

The Issuer will provide to any person, on request to the Issuer:

(a) when the securities of the Issuer are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

- (i) one copy of the Annual Information Form of the Issuer, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;
- (ii) one copy of the comparative financial statements of the Issuer for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Issuer subsequent to the financial statements for its most recently completed financial year;
- (iii) one copy of the management information circular in respect of the most recent annual meeting of members that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and
- (iv) one copy of any other documents incorporated by reference into the short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b) at any time, one copy of any other documents referred to in (a)(i), (ii), and (iii) above, provided the Issuer may require payment of a reasonable charge if the request is made by a person who is not a security holder of the Issuer.